

December 9, 2013

<u>Via E-Mail</u>
Mr. Jeffrey D. Abbey
Chief Executive Officer
Argos Therapeutics, Inc.
4233 Technology Drive
Durham, NC 27704

> **Re: Argos Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 12, 2013**
> **File No. 377-00369**

Dear Mr. Abbey:

We have reviewed your confidential draft registration statement and have the comments below. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information that you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please include updated financial statements and corresponding financial information in your Form S-1/A. Refer to Item 11(e) of Form S-1 and Rule 3-12 of Regulation S-X for guidance.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act,

whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. We will process this draft registration statement and any amendment without a price range. Since the price range triggers, however, a number of disclosure matters, we will need sufficient time to process the amendment in which it is included. Note that the price range's effect on disclosure throughout the registration statement may cause us to raise issues on areas upon which we have not commented previously.

4. We note that you intend to file by amendment additional exhibits, including the legal opinion. We may have comments on the legal opinion and other exhibits after they are filed. Please allow us sufficient time to review these materials before requesting acceleration of the registration statement's effectiveness.

5. Provide us copies of any artwork that you intend to use as soon as possible for our review and comment. Since we may have comments on these materials, you may wish to consider waiting for comments before printing and circulating any artwork.

6. Before effectiveness, please arrange for a representative of the Financial Industry Regulatory Authority or FINRA to call us to confirm that FINRA has no objection to the underwriting arrangements for the offering. Alternatively, provide us a copy of the letter from FINRA confirming that FINRA has no objection to the underwriting arrangements for the offering.

7. We acknowledge receipt of your application for confidential treatment for portions of exhibits 10.15 - 10.19 to the registration statement. Please note that we will issue any comments on the confidential treatment application in a separate letter.

Special Note Regarding Forward-Looking Statements, page 46

8. We note the disclosure concerning statistical and other industry and market data included in the registration statement that you obtained from industry publications and research, surveys, and studies conducted by third parties. Please tell us whether you funded or commissioned any of the statistical and other industry and market data sources.

Use of Proceeds, page 48

9. We note from page 78 that $200,000 of the net proceeds of the offering will be used to pay a success fee to a former lender under a loan agreement that was previously repaid in full. Please revise herein to so indicate.

Collaborations, page 60

10. Disclose the duration of your license agreements with Pharmstandard International S.A. and Green Cross Corp. Alternatively, provide a cross reference to the disclosures on page 116.

Stock-Based Compensation, page 66

11. Until you provide a bona fide estimate of the offering price, we cannot complete an accounting review of this disclosure or the disclosures on pages 10, 51 and 53. Note that any significant disparity between the IPO price and your compensation accounting fair value estimates should be fully explained in the critical accounting estimate section of MD&A. Further, if any known valuation evidence was given disproportionate weight in the estimation of stock values then that fact should be explained and the basis fully disclosed. For example, we note from page 68 that the stock options granted in November 2013 had an increased fair value from those granted from December 2012 to June 2013. However, based on the disclosure on page 72, it is not clear how the Series E financing to insiders, "continued enrollment" in the ongoing phase 3 clinical trial of AGS-003 and holding "an organizational meeting for this offering" warranted an increase of 54% in management's fair value estimation from $0.63 per share to $0.97 per share.

12. Please revise to disclose the value per share determined in each contemporaneous valuations performed in August 2012 and September 2013.

Funding Requirements, page 78

13. You disclose in your footnotes on page F-25 the loan and security agreement you have outstanding with two lending institutions. Please revise your liquidity section to identify and disclose all internal and external sources of liquidity and any unused sources of liquid assets. Refer to Item 303(a)(1) and Section 501.03.a of the Codification of Financial Reporting Policies.

Business, page 82

14. Expand your disclosure to indicate whether you or a third party has filed an investigational new drug or IND application for each of your product candidates. If an IND application has been filed for each of your product candidates, disclose also the identity of the filer and the date on which the application was filed for each of your product candidates. Alternatively, where no IND application has been filed, explain why.

Management, page 127

15. It is unclear to which directors the footnotes below the table are referring. Please revise. We note the omission of the names of the members of your audit, compensation, and nominating and corporate governance committees on pages 131-132.

Executive Compensation, page 133

16. Please provide executive compensation disclosure for the fiscal year ended December 31, 2012.

Outstanding Equity Awards at 2013 Fiscal Year End, page 135

17. Footnote (8) to the table indicates that the option was repriced in April 2012. Explain briefly why the option was repriced.

Description of Capital Stock, page 163

18. We note that the description of your capital stock and provisions of your certificate of incorporation and bylaws is qualified by reference to the applicable provisions of the Delaware General Corporation Law. You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act. Please revise.

Lock-Up Agreements, page 168; Underwriting, page 173

19. Describe briefly the factors that the underwriters' representatives would consider in determining whether to consent to the release of any of the securities subject to the lock-up agreements before the agreements' expiration period.

Where You Can Find More Information, page 178

20. We note the "not necessarily complete" and "qualified in all respects" language. Clarify that statements made in the prospectus about the contents of any contract, agreement, or other document filed as an exhibit to the registration statement include the material provisions of the contract, agreement, or other document.

Note 11. Warrants, page F-30

21. We note in your October 19, 2011 response to our letter dated September 16, 2011 that you did not use an option pricing model to value your warrants, however you state the difference between the PWERM model and the option pricing model was not material. It appears you are still not valuing your warrants using an option pricing model. Please tell us why you have not adopted an option pricing model to value your warrants and to the extent your basis for not doing so is that the difference is not material, please provide us your materiality analysis for each year presented supporting that conclusion.

Note 12. Stock Options, page F-32

22. You disclose that in March 2012 your Board of Directors approved the repricing of certain options. Please explain how you determined that this repricing did not result in additional compensation expense and how your accounting is in compliance with ASC 718.

Exhibit 10.8

23. We note that you did not file all attachments to the exhibit. Unlike Item 601(b)(2) of Regulation S-K, Item 601(b)(10) of Regulation S-K has no provision for excluding attachments to an exhibit. Please refile the exhibit with all attachments.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance that we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your

Mr. Jeffrey D. Abbey
Argos Therapeutics, Inc.
December 9, 2013
Page 6

confidential submissions to us so that we do not repeat or refer to that information in our comment letters to you.

You may direct questions on comments on the financial statements and related matters to Jenn Do, Staff Accountant, at (202) 551-3743 or Melissa N. Rocha, Senior Assistant Chief Accountant, at (202) 551-3854. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397.

Sincerely,

/s/ Jay E. Ingram

Jay E. Ingram
Legal Branch Chief

cc: Via E-Mail
        David E. Redlick, Esq.
        Stuart M. Falber, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP
        60 State Street
        Boston, MA 02109